SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: 31 March 2008
NATIONAL GRID plc
(Registrant’s Name)
1-3 Strand
London
WC2N 5EH
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID plc
By:	/s/ David C Forward
David C Forward
Assistant Secretary

Date: 31 March 2008

ANNEX 1 — SUMMARY
FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a — 16 or 15d — 16 of
The Securities Exchange Act of 1934
Announcement sent to the London Stock Exchange on 31 March 2008
National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

‘National Grid plc: Board Change’

31 March 2008
National Grid plc

Board Change
National Grid plc today announces that Edward Astle, Executive Director responsible for Non-Regulated Businesses and Business Development, will be leaving the Company on 30 April 2008. His responsibilities for the remaining Non-Regulated Businesses will be reallocated across the existing management team.
Edward joined the Board of National Grid originally as Group Director, Telecommunications in September 2001.
Steve Holliday, Chief Executive of National Grid, paid tribute to Edward’s contribution to the Company: “Edward has been a key member of the executive team. He has helped to reshape our business, created real value and recently successfully disposed of many of our non-core businesses. I want to personally thank him and all of us wish him well for the future”.
Edward Astle said: “Since joining National Grid I have seen the company grow into one of the largest investor-owned energy companies in the world, with a balanced spread of businesses on both sides of the Atlantic. It has given me great satisfaction to be part of this development. The company has great prospects and I wish Steve and the team every success as they drive the business forward”.
The Chairman, Sir John Parker, said “The Board had valued Edward’s contribution over the past 6 1/2 years and in particular the over £3b of value crystallised by selling the majority of Non-Regulated Businesses during the past year.”
CONTACTS

Investors
George Laskaris	+1 718 403 2526	+1 917 375 0989(m)
Richard Smith	+44 (0)20 7004 3172	+44 (0)7747 006321(m)

Media
Clive Hawkins	+44 (0)20 7004 3147	+44 (0)7836 357173(m)